Mail Stop 3561

October 19, 2007

<u>Via U.S. Mail</u>

Mr. Marco Antonio Bologna
TAM Capital Inc.
c/o National Corporate Research, Ltd.
225 West 34th Street, Suite 910
New York, New York 10122

Re: TAM S.A.
Amendment to Registration Statement on Form F-4
Filed October 9, 2004
File No. 333-145838

Dear Mr. Bologna:

        We have reviewed your responses to the comments in our letter dated September 20, 2007 and have the following additional comments.

<u>Supplemental Letter, Exhibit 99.7</u>

    Please include the following representations:

- The issuer represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the issuer's information and belief, each holder of outstanding securities participating in the exchange offer is acquiring the Exchange Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

- The issuer will make each holder of Outstanding Securities participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person:
  - cannot rely on the Commission's position in the foregoing no-action letters and

- must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes.

- The issuer acknowledges that any resale of the Exchange Notes by a holder of Unregistered Notes participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

- The issuer further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Notes.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda McManus
Branch Chief

cc: Sara Hanks, Esq.
        Clifford Chance US LLP
        via facsimile: (212) 878-8375